News Release
Communiqué de Pressee
Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total finalizes acquisition of 16.7% of the second train of
Qatargas II in Qatar and takes a 8.35% share in the UK South Hook terminal
Paris, December 8, 2006 — Total announces the signature today of the final agreement formalising the acquisition by Total of a 16.7% equity participating interest in the second train of Qatargas II. This agreement follows the signature of sale and purchase agreements under which Total will purchase up to 5.2 million metric tonnes of LNG per year from Qatargas II for a period of 25 years. Taking advantage of Total’s diversified and strong presence in the gas markets of the Atlantic basin, the LNG is primarily intended for deliveries in France, the United Kingdom and the Gulf of Mexico.
Qatargas II is an integrated project covering the development of two new LNG trains, each with an annual capacity of 7.8 million tonnes with the feed gas coming from Qatar’s giant North Field. The sponsors of the Qatargas II project are now Qatar Petroleum, ExxonMobil and Total. Construction of the LNG trains at the Ras Laffan Industrial City in Qatar began in December 2004. The start-up of the second train of the Qatargas II project is presently targeted for winter 2008/2009.
Moreover Total will also hold an 8.35% interest in the South Hook LNG terminal located in Milford Haven, in South Wales (United Kingdom). The two train facility is designed to process 15.6 million tonnes per year of LNG and is expected to begin operation with a first train in early 2008. Others partners are QP (67.5%) and ExxonMobil (24.15%).
A top-tier global LNG operator with equity sales of 7.7 million tonnes in 2005, Total is targeting average LNG production growth of 12% a year through 2010. The Qatargas II project will support the Group’s LNG expansion and diversification.
About Total in Qatar
Total is one of the founding partners of Qatargas, a company which owns and operates three LNG trains under production. Total has already a large range of assets and projects in Qatar where it operates the Al Khalij oil field and has activities in the petrochemical sector with Qapco, QVC and the Qatofin project. Total also has a 24.5 % interest in the Dolphin project, which involves the development of the natural gas reserves in Qatars’ giant offshore North Field which is planned to enter into production in 2007.
Total’s production in Qatar (including its share in the production of equity affiliates) averaged 57,000 barrels of oil equivalent per day in 2005.
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2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and LNG
A trailblazer in the LNG industry since 1964, Total has interests in six of the world’s largest liquefaction plants, which represent around 40% of global LNG production capacity. More than one-quarter of the gas produced by Total in 2005 was dedicated to the LNG industry.
Total is strengthening its position across the LNG chain, as illustrated by the recent signatures to acquire a stake in Brass LNG in Nigeria and in the Ichthys LNG project in Australia. After entry into the South Hook terminal, Total now also holds interests in five regasification terminal projects to ensure additional markets for products from the Middle East, the Gulf of Guinea and, in the future, Northern Europe.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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